Supplement filed pursuant to Rule 253(g)(2)

File No. 024-12645

SUPPLEMENT DATED AUGUST 31, 2026

TO OFFERING CIRCULAR DATED SEPTEMBER 19, 2025

RYSE, Inc.

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated September 19, 2025, of Ryse, Inc. (the “Company”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular, as supplemented.

The Offering Circular dated September 22, 2025 is available HERE.

The Offering Circular dated November 26, 2025 is available HERE.

The Offering Circular dated March 2, 2026 is available HERE.

The Offering Circular dated May 21, 2026 is available HERE.

Each of which are incorporated herein by reference.

The purpose of this supplement is to:

•	To increase the offering price from $2.50 per share to $2.60 per share.

As a result, the Company amends and restates the following sections of its Offering Circular:

COVER PAGE

RYSE INC.

Issuer’s principal address: 20 Camden St., Toronto, Ontario, Canada M5V 1V1

Issuer’s telephone number: 929-219-3299

Issuer’s website: www.helloryse.com

RYSE Inc. (herein referred to as “RYSE,” “we,” “us,” “our,” and the “Company”) is offering up to $22,500,000 (“Maximum Offering Amount”) in shares of our non-voting Class B common stock (the “Shares”). The Company is currently offering Shares at a price of $2.60 per Share. The minimum investment established for each investor is $1,000, plus the Investor Processing Fee. For more information on the securities offered hereby, please see the item titled ”Securities Being Offered”.

To date, the Company has sold 1,987,615 Shares, issued 305,135 Bonus Shares, for a total of 2,292,750 Shares at various prices in this offering. The Company has raised a total of $4,783,988.90, not including the deemed value of Bonus Shares or Investor Processing Fees, and has $17,716,011.10 left to be sold under the Maximum Offering Amount. At a price per Share of $2.60, the Company would sell 6,813,850 Shares to reach the remaining $17,716,011.10 available to be sold in this offering.

To offset some of the transactional expenses associated with this offering, we will charge investors a fee equal to $50.00 per investor (“Investor Processing Fee”).

Investors who invest $2,500 or more in this offering will receive additional Shares (“Bonus Shares”), with the amount of Bonus Shares to be received to be based on the amount invested. Fractional Bonus Shares will not be distributed, and Bonus Shares will be determined by rounding to the nearest whole Bonus Share. Bonus Shares will be issued as follows:

·$2,500+ investment will receive 10% Bonus Shares

·$5,000+ investment will receive 15% Bonus Shares plus 1x RYSE SmartShade

·$10,000+ investment will receive 20% Bonus Shares plus 2x RYSE SmartShade plus SmartBridge

·$25,000+ investment will receive 25% Bonus Shares plus 4x RYSE SmartShade plus SmartBridge

·$50,000+ investment will receive 30% Bonus Shares plus 8x RYSE SmartShade plus SmartBridge

·$100,000+ investment will receive 40% Bonus Shares plus 10x RYSE SmartShade plus SmartBridge

·$250,000+ investment will receive 50% Bonus Shares plus 20x RYSE SmartShade plus SmartBridge

The maximum number of Bonus Shares that the Company will issue cannot be determined at this time.

Shares are being offered on a “best efforts” basis. The sale of Shares will commence within two days from the date this Offering Circular, as amended from time-to-time, was initially qualified by the Securities and Exchange Commission (“SEC”). This offering will terminate at the earlier to occur of: (i) all Shares offered hereby being sold, (ii) the date three years from the date this offering circular is initially qualified by the SEC, although the offering may be extended by an additional 180 days if the Company files a new offering statement covering these securities pursuant to SEC Rule 251 (d)(3)(i)(F) (notwithstanding the foregoing, the Company reasonably expects to sell all Bonds within two years from qualification), or (iii) such earlier date as terminated by the Company.

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Price of common stock	Price to Public (1)	Underwriting Discount and Commissions (2)	Proceeds to Issuer (3)
Per Share	$2.60	$0.11700	$2.48300
Investor Processing Fee Per Investor(2)(4)(5)	$50.00	$2.25	$47.75
Investor Processing Fee Maximum(2)(4)(5)	$1,125,500	$50,625	$1,074,375
Maximum Offering Amount(2)(5)	$22,500,000	$1,012,500	$21,462,500
Maximum Offering Amount with Bonus Shares and Investor Processing fee(2)(5)	$33,276,856	$1,338,148	$22,287,353

(1)	All amounts in this chart and circular are in U.S. dollars unless otherwise indicated. There is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of Shares is not sold. All investor funds will be held in a processing account until the investor’s subscription is accepted by the Company, at which time such funds will become available for the Company’s use. We will conduct separate closings, which closings may be conducted on a rolling basis. Closings will be conducted promptly after receiving investor funds, but in no case any less frequently than every 30 days.

(2)	We have engaged DealMaker Securities LLC, referred to herein as the “Broker,” for administrative and compliance related services in connection with this Offering. The Broker is not purchasing any securities from the Company with a view to sell those for the Company as part of the distribution of the security. The Broker and its affiliates will receive one-time advances of accountable expenses of $10,000, monthly advances of accountable expenses of $1,250 totaling $3,750, a monthly account maintenance/management and advisory fee of $1,250 up to a maximum of $11,250, and prospective marketing budget fees of $250,000, which compensation is reflected as a total in the above table. The Broker will also receive four and 50/100th percent (4.5%) of the amount raised in this offering. The Broker will earn a commission on the Investor Processing Fee paid by investors but not on the Bonus Shares issued by the Company. The compensation due to Broker is capped at $1,338,148, assuming we raise the Maximum Offering Amount. Please see “” for additional information.

(3)	We expect to incur expenses relating to this offering in addition to the fees due to the Broker, including, but not limited to, legal, accounting, marketing, travel, and other miscellaneous expenses, which are not included in the foregoing table. See “Use of proceeds” for more detail.

(4)	The investor processing fee is $50.00 per investment submission (the “Investor Processing Fee”). The amount of Investor Processing Fee to be received by the Company cannot be determined at this time; however, if every investor were to invest only the minimum investment amount required, we would collect approximately $1,125,500 in Investor Processing Fees. The Investor Processing Fees will be applied towards the maximum amount the Company can raise under Regulation A and each unaccredited investor’s investment limits discussed herein; however, no Shares will be issued in consideration for Investor Processing Fees.

(5)

The SEC applies a deemed value to Bonus Shares and counts such value against the maximum $75M that an issuer may raise each year. The SEC applies a deemed value to Bonus Shares equal to the purchase price of the Shares being offered. Thus, the deemed value of the 305,135 issued Bonus Shares at the current $2.60 is $793,351. There is a maximum of 50% of the $17,716,011.10 left to be sold in Bonus Shares, or $8,858,005.55. Combined, this is a maximum deemed Bonus Share value of 9,651,356.55. Added to the $22,500,000 in offered Shares is $32,151,356.55. Then adding the $1,125,500 in Investor Processing Fees, we get the $33,276,856.55 total in the above table. For purposes of the foregoing, the deemed value of Bonus Shares is calculated as if all Bonus Shares were issued at the current offering price of $2.60 per Share; when in fact, 305,135 Bonus Shares have already been issued in prior closings at lower per-Share prices, and the actual aggregate deemed value of Bonus Shares will therefore be less than the maximum stated above.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

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Our Shares are not now listed on any national securities exchange, quotation system or the Nasdaq stock market and there is no market for our securities. There is no guarantee, and it is unlikely, that an active trading market will develop in our securities. Investors should be prepared to hold our Shares indefinitely.

This offering is being made pursuant to Tier 2 of Regulation A, following the Form 1-A Offering Circular disclosure format.

This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “” on Page 4.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

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PLAN OF DISTRIBUTION

We are currently offering up to 6,813,850 Shares of our non-voting Class B common stock in the Company at a price per Share of $2.60.

To offset some of the transactional expenses associated with this offering, we will charge investors a fee equal to $50.00 per investor. The minimum investment established for each investor is $1,000, plus the Investor Processing Fee.

Investors who invest $2,500 or more in this offering will receive Bonus Shares, with the amount of Bonus Shares to be received based on the amount invested. Fractional Bonus Shares will not be distributed, and Bonus Shares will be determined by rounding to the nearest whole Bonus Share. Bonus Shares will be issued as follows:

·$2,500+ investment will receive 10% Bonus Shares

·$5,000+ investment will receive 15% Bonus Shares plus 1x RYSE SmartShade

·$10,000+ investment will receive 20% Bonus Shares plus 2x RYSE SmartShade plus SmartBridge

·$25,000+ investment will receive 25% Bonus Shares plus 4x RYSE SmartShade plus SmartBridge

·$50,000+ investment will receive 30% Bonus Shares plus 8x RYSE SmartShade plus SmartBridge

·$100,000+ investment will receive 40% Bonus Shares plus 10x RYSE SmartShade plus SmartBridge

·$250,000+ investment will receive 50% Bonus Shares plus 20x RYSE SmartShade plus SmartBridge

The maximum number of Bonus Shares that the Company will issue cannot be determined at this time.

The amount of Investor Processing Fees to be received by the Company cannot be determined at this time; however, if every investor were to invest only the minimum investment amount required, we would collect approximately $1,125,500 in Investor Processing Fees. The Investor Processing Fees will be applied towards the maximum amount the Company can raise under Regulation A and each unaccredited investor’s investment limits discussed herein; however, no Shares will be issued in consideration for Investor Processing Fees. Further, the SEC applies a deemed value to Bonus Shares and counts such value against the maximum $75M that an issuer may raise each year. The SEC applies a deemed value to Bonus Shares equal to the purchase price of the Shares being offered.

There is no minimum offering amount and no provision to return investor funds if a minimum number of Shares is not sold. All accepted subscription funds will be immediately available for the Company’s use. We intend to conduct multiple separate closings, which closings may be conducted on a rolling basis. Closings will occur promptly after receiving investor funds, but in any case, no less frequently than every 30 days. We expect to conduct an initial closing no more than 30 days from the date this Offering Circular, as amended, is qualified by the SEC.

Agreement with DealMaker Securities, LLC

We have engaged DealMaker Securities, LLC as our Broker of record to assist in our self-driven capital raise on a best-efforts basis of our interests in those states where Broker is registered to undertake such activities. The Broker will not solicit potential investors and is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

The Company has also engaged affiliates of the Broker to provide certain ancillary services. The Broker and its affiliates provide separate services to the Company to help facilitate the offering, from establishment of the platform to be used for subscription processing, through back-office operations/compliance. Although orchestrated through the Broker, each affiliate has separate compensation, and agreements embedded into the Broker’s services agreement.

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Fees, Commissions and Discounts

The following table shows the total maximum discounts and commissions payable to the Broker and its affiliates.

	Per Interest	Total
Public offering price	$2.60	$23,625,500	(1)
Maximum broker and affiliate commissions and fees,	$0.1470	$1,338,147
Proceeds, before other expenses	$2.453	$22,287,353

(1)	Includes the $22,500,000 in Shares be sold plus the $1,125,500 maximum payable in Investor Processing Fees.

Administrative and Compliance Related Functions

With the services provided by the Broker and its affiliates there are different fee types associated with the specific services, which are routine for those service providers. None of the fees for the services are indeterminant in nature, and therefore have their own set maximum fees, and as described below none of these fees will exceed the “Maximum Dollar Compensation.”

The compensation described below in a.), b.) and c.) payable to Broker and affiliates, will, in aggregate, not exceed $1,448,230.60 (if the offering is fully subscribed).

Broker has not investigated the desirability or advisability of investment in the interests, nor approved, endorsed or passed upon the merits of purchasing the interests. Broker is not participating as an underwriter and under no circumstance will it recommend our Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Broker is not distributing any offering circulars or making any oral representations concerning this offering circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the offering statement and/or offering circular presented to investors by our Company. All inquiries regarding this offering should be made directly to our Company.

a.) Administrative and Compliance Related Functions

Our Broker has agreed to provide the following services in advance of the offering for a one-time $5,000 advanced against accountable expenses:

●	Reviewing and performing due diligence on our Company and our management and principals and consulting with us regarding same;

●	Consulting with our Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;

●	White labelled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools;

●	Consulting with our Company on question customization for investor questionnaire;

●	Consulting with our Company on selection of webhosting services;

●	Consulting with our Company on completing template for the Offering campaign page;

●	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;

●	Providing advice to our Company on preparation and completion of this offering circular;

●	Advising our Company on how to configure our website for the offering working with prospective investors;

●	Provide extensive, review, training and advice to our Company and our personnel on how to configure and use the electronic platform for the Offering powered by DealMaker.tech, an affiliate of the Broker;

●	Assisting our Company in the preparation of state, Commission and FINRA filings related to the Offering; and

●	Working with our personnel and counsel in providing information to the extent necessary.

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Our Broker will also receive a cash commission equal to four and 50/100th percent (4.5%) of the amount raised in the offering for providing the following services:

●	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering;
●	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;
●	Coordinating with third-party agents and vendors in connection with performance of services;
●	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;
●	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;
●	Providing a dedicated account manager; and
●	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements.

b.) Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of Broker, to create and maintain the online subscription processing platform for the offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this offering will be conducted using the online subscription processing platform of DealMaker through our website whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third-party processor by ACH debit transfer or wire transfer, credit card, or Stablecoin to an account we designate.

For these services, we have agreed to pay DealMaker:

●	a one-time $5,000 and $1,250 month (not to exceed $3,750) advances against accountable expenses; and

●	A monthly platform hosting and maintenance (management) fee of $1,250, not to exceed $11,250;

c.) Marketing Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and consulting services. Reach may consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget. For marketing placement services relating to this offering, the Company will determine what services to use on a case-by-case basis and may pay fees for such services up to an additional $250,000.

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Investor Qualification Standards

Our Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any of the interests of our Company does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1. an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not negative equity), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2. earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D.

In addition to the foregoing, each prospective investor must represent in writing that they meet, among other things, all of the following requirements:

●	The prospective investor has received, reviewed, and understands this offering circular and its exhibits, including our operating agreement;

●	The prospective investor understands that an investment in interests involves substantial risks;

●	The prospective investor’s overall commitment to non-liquid investments is, and after their investment in interests will be, reasonable in relation to their net worth and current needs;

●	The prospective investor has adequate means of providing for their financial requirements, both current and anticipated, and has no need for liquidity in this investment;

●	The prospective investor can bear the economic risk of losing their entire investment in interests;

●	The prospective investor has such knowledge and experience in business and financial matters as to be capable of evaluating the merits and risks of an investment in interests; and

●	Except as set forth in the subscription agreement, no representations or warranties have been made to the prospective investor by our Company or any partner, agent, employee, or affiliate thereof, and in entering into this transaction the prospective investor is not relying upon any information, other than that contained in the offering statement of which this offering circular is a part, including its exhibits.

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

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We will be permitted to make a determination that the subscribers of interests in this offering are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov. We may accept or reject any subscription, in whole or in part, for any reason or no reason at all.

An investment in our interests may involve significant risks. Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in our interests.

How to Subscribe

After the Commission has qualified the offering statement, the offering will be conducted using the online subscription processing platform of Novation Solutions Inc. O/A DealMaker, an affiliate of the Broker, through our website at https://helloryse.com whereby investors in the offering will receive, review, execute, and deliver subscription agreements electronically. Payment of the purchase price for the interests will be made through a third-party processor by ACH debit transfer or wire transfer, credit card, or Stablecoin  to an account designated by us.

In order for an investor to pay with Stablecoin, they will select the “Stablecoin” option at the payment screen and then press submit. They will then be redirected to the payment processor to connect their crypto wallet in order to process the payment. Once the payment is processed, the investor will then be taken back to the DealMaker checkout page and will receive a payment confirmation.

DealMaker is not participating as an underwriter or placement agent of this offering and will not solicit any investments, recommend our securities, provide investment advice to any prospective investor, or distribute this offering circular or other offering materials to potential investors. All inquiries regarding this offering should be made directly to us.

The Company may close on investments on a “rolling” basis (so not all investors will receive their interests on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, ACH, or Stablecoin only, and checks will not be accepted. Investors will subscribe via the Company’s website and investor funds will be processed via DealMaker’s integrated payment solutions. Funds will be held in the Company’s payment processor account until the Broker has reviewed the proposed subscription, and the Company has accepted the subscription. Funds released to the Company’s bank account will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days). The Company does not intend to receive or invest subscription funds prior to such funds being closed and related Shares being issued. The funds will sit in the processing account at least until the Company has accepted the subscription. Once a closing occurs, the funds may be released to the Company. At that time, the funds may be invested in a liquid account until deployed by the Company. The Company will be responsible for payment processing fees.

Investors will be required to complete a subscription agreement in order to invest. Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Broker will review all subscription agreements completed by the investor. After Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount. Investors will be required to agree to indemnify our Company for misrepresentations of the investor within the subscription agreement or supplemental disclosures. Nonetheless, we may not require, and are not requiring, investors to waive any claims or remedies they may have against our Company under the Securities Act or Exchange Act. Once an investor’s Shares have been issued, the investor will become a shareholder of our Company. All Shares will be issued electronically in book-entry form.

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Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this offering circular. Except as otherwise indicated, all information contained in this offering circular is given as of the date of this offering circular. Neither the delivery of this offering circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “offering circular supplement” that may add, update or change information contained in this offering circular. We will also amend our offering statement annually while this offering is open to include updated financial statements. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or amendment. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the SEC.

The offering statement and all amendments, supplements and reports that we have filed or will file in the future can be read on the SEC website at www.sec.gov.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this document. The information incorporated by reference is considered to be part of this Offering Circular. We incorporate by reference into this Offering Circular the documents listed below:

(a)	Our Semiannual Report for the fiscal period ended June 30, 2025, filed with the SEC on September 29, 2025.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into this Offering Circular, shall not be deemed “filed” under the Securities Act, and does not constitute a part hereof.

We will provide to each person, including any beneficial owner, to whom a copy of this Offering Circular is delivered, a copy of any or all of the information that we have incorporated by reference into this Offering Circular but not delivered with this Offering Circular. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address: 20 Camden St., Toronto, Ontario, Canada M5V 1V1, telephone: 929-219-3299.

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